U.S.  SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10/A
Amendment No. 2
General Form for Registration of Securities
Pursuant to
Section 12(b) or (g) of
the Securities Exchange Act of 1934

READY WELDER CORPORATION
(Name of Small Business Issuer)

Delaware	91-1768085
(State or Other Jurisdiction of	I.R.S. Employer
Incorporation or Organization)	Identification Number

2259 Warmouth, San Pedro, California 90732
(Address of Principal Executive Offices including Zip Code)

(310) 548-3518
(Issuer's Telephone Number)

Securities to be Registered Under Section 12(b) of the Act:  None

Securities to be Registered Under Section 12(g) of the Act: Common Stock, Par Value $.0001

Large Accelerated Filer	☐	Accelerated Filer	☐
Non-Accelerated Filer	☐	Smaller Reporting Company	☒
(do not check if a smaller reporting company)

PART I

ITEM 1.	BUSINESS

Overview of Company

Ready Welder Corporation was incorporated pursuant to the laws of Delaware in 1997 to engage in the manufacture of portable welders. Our main product is the Ready Welder II but we have created additional models over the past five years. In 1998, we received a United States patent on the design of the Ready Welder II (“Ready Welder II”) welders and in 2002 we received a Canadian patent for the design of the Ready Welder II. We have been manufacturing welders since 1997. Our products have been approved for use by the European Union.

Our Welders

RWC has been manufacturing its Ready Welder II since 1997.

The Ready Welder II is a compact battery powered MIG (metal inert gas) welder. An MIG welder utilizes a welding process in which electrode wire and a non-oxygen-carrying (or inert) gas are fed through a welding gun. It was one of the first battery powered portable welders in the United States.

Features of the Ready Welder II

•	Portability – the Ready Welder, in its case, is light enough to be hand carried;
•	Power – This MIG Welder can be powered by batteries, or by AC current when connected to a welding machine.
•	Amperage Range – The Ready Welder welds very thin metals using a 12 and a 6 volt battery, (18 volts) or very thick metals with 36 volts DC, (three 12 volt batteries).
•
Versatility – welds steel, stainless steel, aluminum, or any weld-able metal or alloy; in addition, it can be used as a spool gun or as a stand alone welder. A spool gun is a machine that unreels electrode wire.

•	Economy – designed to have the following features: user friendly, quick setup time, economical to use, low purchase cost.
•	Uniqueness – the patented design and patented circuitry make it a unique product which fills a previously unmet need, worldwide.

Different Models

We currently manufacture five different models of the Ready Welder II. Each model has an identical spool gun, which is the device that holds the spool of welding wire within the welding gun, but the contents of the accessories and connection types may vary.

Model 10000

This welder must be connected to a battery to work.  This model is most frequently used by repairmen, maintenance workers, 4X4 off-road enthusiasts, ranchers, boaters, agricultural industry and anyone primarily using batteries as the power source.

The Model 10000 is designed to make welding jobs in remote locations easy, portable and quick. This model will run off any 18, 24 & 36 volt battery combination.

Model 10000 ADP

It is the same as Model 10000 but with an additional AC to DC power converter . The Model 10000 ADP is designed to be operated in short intervals and to be highly portable. The Model 10000 ADP has been designed to be used for making “in field repairs” such as repair of farm or construction equipment. It is provided with a special high impact plastic carrying case to enhance portability. It is most frequently acquired by companies or individuals involved with maintenance, facilities/public works, construction companies, repairmen, maintenance workers, ranchers and the agricultural industry.

Our Model 10000ADP is the original Ready Welder II.

Model 10250

This model has a spool gun that attaches to welding machines which already have a built in wire or clamp. Like the Model 10000 ADP, the Model 10250 has an AC to DC power converter. These welders are used by casual welders. The primary intention is to use the Model 10250 as a spool gun attachment to the welding machines which produce direct current while being plugged into an AC socket. The Model 10250 will connect to all DC output welders as well as batteries. This model is primarily used by welders wanting a spool gun attachment to their engine drives, MIG machines and stick machines. A stick machine is a welder that, instead of electrode wire, has a hard rod or stick that carries direct electric current. The Model 10250 may be used by welders that have engine drives or those that weld aluminum in a shop connected to a MIG or Stick machine. The Model 10250 is about 1/3 of the cost of most other manufacturers' spool guns.

Model 100000 – CS

This welder is cabled best for battery operation. It features a cold switch, which means when the trigger is released, the spool gun goes cold. The purpose of this is to ensure that the welder does not function unless someone is pulling the trigger . The Model II 10000-CS has been designed at the suggestion of several US Naval officers who liked the Ready Welder, but because US Navy ships are all grounded, it could only be used on a Navy Vessel with a built-in cold switch. The “switch” is placed in the power cable and interrupts the flow of power to the welding gun by being turned off and on as needed.

The ground cable is attached to the red dual quick disconnect connectors which is intended to make welding jobs in remote locations easy, portable and quick. This model will run off any or all of the following: 18, 24 & 36 volt battery combinations, connected in series depending on the application and material to be welded.

The Model 10000 – CS is used by ocean going vehicles.

Model 10000 MDP – CS

The model is specifically designed for military use. It contains a NATO slave plug, which is a device that allows a simple connection to most military-type vehicles that are equipped with a NATO style power port. This plug allows the Model 10000 MDP – CS to be connected to the NATO style power port to avoid having to manually connect the Ready Welder power leads independently. This power producer plugs into a receptacle found in the dashboard of all maintenance vehicles used by the U.S. Army and in Military maintenance trucks used by most other NATO countries. This model can also be used for ships and aircraft carriers.

Markets

While in 2007 and 2008 the majority of our revenues were derived from sales to the military, we also sell our welders to the agriculture industry, railroads, hobbyists, fishing and marine industry, fabricators and off road enthusiasts. As a result of the cancellation of the contract our distributor had with the U.S. Military, our revenues decreased over 75% percent.  We have recently hired a new marketing director who is seeking new customers and markets for our welders.

Military Use

Based on his experience as a soldier in World War II, Dr. Theodore Holstein, President and Chief Executive Officer of RWC, decided that in order to repair field damage of metal parts, the military needed a welder that was lightweight, and hand-portable with its own portable power. Ideally it would be a MIG type welder which was  powerful and easy to operate, so that any mechanically inclined person could readily learn to operate it, and still do a good enough job so that a vehicle or even a tank could be repaired, and  make it back to its base on its own power.

In 1993, our engineers set out to create this type of welder and completed research and development. In 1997 the Ready Welder II was created and came on the market for the first time.

Several years ago, we learned that to use the Ready Welder on a U.S. Navy vessel, it would have to be equipped with a switch that turns the power off when the trigger is released. We sought to create a welder that would fit that description, and after additional research and development, we created a new Model 10000-MDP-CS which fulfills this function. We began taking orders for shipment in May 2004. This switch is essential on ocean going vessels, which are usually electrically grounded. Some countries, for example, Canada, and some European Countries require these switches on certain types of welding equipment.

The Ready Welder II Model 10000-MDP is most frequently bought and used by military branches including the United States Coast Guard, as well as by military organizations worldwide. This model includes a NATO Slave Plug enabling the user to weld off of most military vehicles or maintenance trucks with their 24 volt battery system. This model comes in a durable, “Heavy Duty Storm Case” that is airtight and waterproof. The case also includes our AC to DC Power Converter, essential spare parts and other welding consumables, long extension cables, and other accessories. The Ready Welder has been tested, passed and approved by the United States Army and the United States Air Force.

In both 2007 and 2008, sales to the United States Military accounted for 77% and 78% of our annual revenues, respectively. As a result, we were substantially dependent on these sales to the US Military which arose from one of our distributors.  However, in the first quarter of 2009, the contract between the U.S. Military and the distributor was terminated.  As a result, our sales decreased 75.2% from the first quarter of 2008 compared to the first quarter of 2009.

Government Approval

Our welders are approved for use by the European Union. RWC products are currently marketed and sold in the following countries: The United States, Canada, Mexico, the United Kingdom, India, Japan, Israel and. Australia.  Approval for selling the Ready Welder in the United States is not required, but licenses are necessary in the state of California for manufacturing and distributing welders.  RWC has obtained the necessary California licenses.

Patents

RWC owns two patents. In 1998, we received a 14 year United States patent on the design of the Ready Welder II. In 2002, we received a Canadian patent for the Ready Welder II design. The Canadian patent will expire in May 2018. Both of these patents relate to the speed control for DC motors, which is a speed control device for controlling the rotational speed of DC electric motors.

Distributorship Agreements

In May 2007, RWC entered into a distributorship agreement with Lodestone LLC pursuant to which Lodestone has agreed to service, process and support all distributor, dealer and retail sales of RWC products except for RWC products already being sold or marketed by RWC. Pursuant to the terms of the Lodestone agreement, Lodestone, LLC served as Master Distributor and had the right to market, promote and sell RWC's proprietary products from May 25, 2007 until June 30, 2008 . Lodestone LLC had the right to service, process and support all distribution dealer and retail sales of RWC products, except for, among others, orders for Snap-On Tool Company, the U.S. Army, U.S. governmental agencies and railroad companies. The Lodestone distributor agreement expired in 2008. Lodestone LLC still serves as a distributor for RWC products although we no longer have a written agreement with that company.

Although we have no formal agreement with them, Snap-On Tool Company has been a distributor for over seven years. When Snap-On Tool Company presents us with purchase orders, we fill them. The majority of our sales to the U.S. Military are through Snap-On Tool Company.  In 2007 and 2008, we relied on these distributors for most of our sales. However, as a result of the cancellation of the agreement between the U.S. Military and Snap-on Tool Company, our sales through Snap-on Tool Company greatly decreased.   For the first three months ended March 31, 2009, four customers accounted for the majority of our sales: Lodestone – 48%; Snap-On Tool Company, - 20%; Heartland Global Supply Company - 15%; and Noble Sales Company - 13%.

Government Contracts

In March 2008, Snap-On Tool Company, one of our distributors, bid on and won a contract with the United States Army for a package of tools with certain specifications which have been patented by RWC. The Model 10000 MDP CS welders meet this requirement. The contract had a five year term but was cancelled by the United States Army in the first quarter of 2009.  In 2008, we produced 120 welders per month at a sales price of $1,299 per welder. We produce the number and type of welders as per purchase orders we receive from Snap-On Tool Company.

We have been dependent upon the United States Military for a significant percentage of our sales. In 2008 sales to the United States Military accounted for 78% of our net sales. Termination of the agreement between our distributor, Snap-On Tool Company, and the United States Military has had a significant detrimental effect on our business.

Competition

RWC competes with many companies in the welding industry. Broco, Inc. manufactures a portable welder, the Goweld Portable MIG Welder; which is battery operated. Miller Electric Mfg. Co. also manufactures several competing welders, as does Lincoln Electric Company and BR Welding Supplies. These companies may have longer operating histories and/or may offer their products at lower prices than RWC.  We are currently unaware of how our sales compare to those of our competitors.

Research and Development

We did not spend money on research and development in 2007 or 2008.

Employees

RWC has six employees, four of whom are full time employees.

ITEM 1A.	RISK FACTORS

An investment in RWC involves certain risks as described below.  Therefore, an investment should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for liquidity in their investment. Prospective investors should carefully consider the following risks, in addition to the other information set forth herein, before purchasing any Ready Welder securities.

Government purchases have terminated.

In 2008, approximately 78% of our sales were directly related to two contracts one of our distributors had with the United States Military. Thus, we were dependent to a large extent on both this distributor and the U.S. Military.  In the first quarter of 2009 the contracts between this distributor and the U.S. Military were canceled.  Sales for the three months ended March 31, 2009 decreased 75.2% compared to sales for the same period in 2008.  In the event that distributor is unable to enter into additional contracts for welders, we may have to form relationships with other distributors.  There is no guarantee other distributors will have contracts on the same terms or quantities as the previous contracts, which could result in a continued decrease in revenues.

Most of our sales are from distributors with which we have no formal agreement.

In 2007 and 2008, 77% and 78% of our sales, respectively, resulted from sales to the United States Military. These sales were from one of our distributors, Snap-On Tool Company. We do not have a written agreement with Snap-On Tool Company and Snap-On Tool Company is free to engage one or more other welder manufacturers instead of RWC to fulfill any future contracts with the United States Military. For the three months ended March 31, 2009, 48% of our sales resulted from sales through Lodestone LLC.  Our agreement with Lodestone expired in 2008, and there is no guarantee that Lodestone will continue to purchase welders from RWC.  Lodestone’s decision to use a welder manufacturer other than RWC would have an adverse effect on our revenues.

We are competing with better established companies.

While we have been operational since 1997, there are other welder companies which have longer histories and greater resources. Those companies may be able to market their products more effectively and may be able to offer products similar to ours at a lower price.

We are dependent on key management personnel and employees.

RWC’s success is dependent upon its management team, most particularly, Dr. Theodore Holstein, who founded the company and has been its Chief Executive Officer and President since inception. RWC believes that its success will depend to a certain extent upon the efforts and abilities of Dr. Holstein. The loss of Dr. Holstein could have a material adverse impact on the Company’s business, financial condition or results of operations.

We currently have no public market for our securities; your investment may remain illiquid.

RWC’s common stock is not registered with any securities exchange and is not traded on the open market.  While we intend to register our company under the Securities Exchange Act of 1934 and to enable our shareholders to freely trade their shares, we cannot guarantee that there will be a market for such securities. As a result, investment in RWC may be difficult to sell.

Government approval required

Our products have been approved for sale in the European Union. In the event that those regulations change, we may need to reapply for approval to sell and market our products in the European Union. While the United States government does not require approval to buy or sell our welders, California requires that we be licensed in the state to buy and sell welders.  In the event California or United States federal regulations changes, we may need to obtain additional licenses, which licenses may be difficult to obtain.

Our dependence on a major customer has had a detrimental effect on our business.

In 2007 and 2008, 77% and 78%, respectively, of our sales revenues were directly related to contracts between one of our distributors and the United States Military. We have no written agreement with this distributor, Snap-On Tool Company. The termination of Snap-On Tool Company's contract with the US Military in the first quarter of 2009 has had a significant detrimental effect on our business.  Snap-On Tool Company is seeking new business, but there is no guarantee that it will be successful, or even if successful, that it will choose RWC as its manufacturer.

Our United States patent will expire in 2012

We received a patent in 1998, for the design of the Ready Welder II. That patent expires in 2012. Upon its expiration, other companies will be able to access and use the previously patented information and compete with us, possibly at lower prices which could result in a loss of business for us.

The existing shareholders, including the president of the Company, Dr. Theodore Holstein, control the Company.

RWC is effectively controlled by our majority shareholders, which may limit an investor’s ability to influence management of the company. Our initial shareholders currently own 7,500,000 shares out of the 7,510,400 shares outstanding. Of these 7,500,000 shares, 7,000,000 are owned by Dr. Theodore Holstein, President and Chief Executive Officer of RWC. The 7,500,000 shares owned by Dr. Holstein and his family represent 99.86% of the outstanding common stock. In addition, Dr. Holstein holds 850,000 shares of RWC Class A Preferred Stock, which stock grants him ten (10) votes per share. As a result, Dr. Holstein effectively controls the Company and directs its affairs, and has significant influence in the election of directors, appointment of officers, and approval of significant corporate transactions.  The interests of Dr. Holstein may conflict with those of other shareholders.  This concentration of ownership may also delay, defer or prevent a change in control of the Company and some transactions may be more difficult or impossible without the support of Dr. Holstein.

The Company expects that you will not receive any dividends on your investment during the next five years.

RWC currently intends to retain any future earnings to fund growth and, therefore, does not expect to pay any dividends in the near future.

We may need to obtain additional financing.

We may need to raise additional funds. If RWC raises additional funds through the issuance of equity or convertible debt securities, it will reduce the percentage ownership of all shareholders.  We cannot assure you that additional financing will be available on terms favorable to the Company, if at all.  The terms of securities we issue in the future could also impose restrictions on the Company’s operations.  If adequate funds are not available, or are not available on acceptable terms, the Company’s ability to fund its operations, take advantage of unanticipated opportunities, develop or enhance our products and services or otherwise respond to competitive pressures would be significantly limited.

ITEM 2.                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition for the year ended December 31, 2008 and the three months ended March 31, 2009. The following discussion should be read in conjunction with the financial statements for the year ended December 31, 2008 and the three months ended March 31, 2009.

Forward-Looking Statements

This registration statement contains forward-looking statements, which statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or out industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are stated in United States Dollars (US$) and are prepared in accordance with accounting principles generally accepted in the United States of America. In this annual report, unless otherwise specified, all dollar amounts are expressed in United States Dollars.

As used in this annual report, the terms "we", "us", "our", and "RWC” means Ready Welder Inc., unless otherwise indicated.

Critical Accounting Policies

In connection with the issuance of Securities and Exchange Commission FR-60, the following disclosure is provided to supplement the Company’s accounting policies in regard to significant areas of judgment. Management of the Company is required to make certain estimates and assumptions during the preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions impact the reported amount of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements. These estimates also impact the reported amount of net earnings during any period. Actual results could differ from those estimates. Because of the size of the financial statement elements to which they relate, some of our accounting policies and estimates have a more significant impact on our financial statements than others.

Long-Lived Assets

We assess the recoverability of the carrying value of long-lived assets periodically. If circumstances suggest that long-lived assets may be impaired, and a review indicates that the carrying value will not be recoverable, as determined based on the projected undiscounted future cash flow, the carrying value is reduced to its estimated fair value. The determination of cash flow is based upon assumptions and forecasts that may not occur. As of December 31, 2008 the Company’s balance sheet includes $26,827 of fixed assets, net, and $27,746 of patent costs, net. The Company has completed its impairment test for 2008 and has concluded that no impairment write-off is necessary.

Financial Statements in US Dollars

Although we sometimes buy parts from suppliers in China, all transactions have been in U.S. Dollars.   All of RWC's sales are in U.S. dollars or in dollar linked currencies.  Accordingly, RWC has determined the U.S. dollar as the currency of its primary economic environment and thus, its functional and reporting currency. Non-dollar transactions and balances will be remeasured into U.S. dollars in accordance with Statement of Financial Accounting Standard No. 52 "Foreign Currency Translation" ("SFAS No. 52"). All transaction gains and losses from the remeasurement of monetary balance sheet items denominated in non-dollar currencies will be reflected in the statements of operations as financial income or expenses, as appropriate.

Evaluation of Inventory

During periodic counts of inventory, obsolete items are identified and written off or written down to estimated net realizable value.  Parts are determined obsolete if they are found defective and not useable.  Estimated net realizable value is the estimated recovery amount of the item.

Overview

RWC is the manufacturer of the Ready Welder II and subsequent models of portable welders.  The Ready Welder II is a compact, battery-powered MIG welder that allows field repairs, such as for farm or construction equipment.  It is designed for ease of use and to be economical. The design and the circuitry are patented. The RWC welders are some of the world's first portable welders.

RWC has six models of its portable welder, including a military model. In 2008, approximately 78% of our revenues were from sales to the US Military as a result of contracts which have since been terminated. We are now looking to diversify into other markets. and are in the process of evaluating which markets to focus on.

RWC was incorporated pursuant to the laws of Delaware in 1997 to manufacture portable welders. Since 1997, we have designed and manufactured other welders utilizing the basic Ready Welder II design, but with different unique features.

In 2007 and 2008, 77% and 78% of our sales, respectively, came from the U.S. Military.  These sales were a result of our relationship with a single distributor.  In the first quarter of 2008, the contract between our distributor and the U.S. Military was cancelled.  As a result, our sales decreased 75.2% from the first quarter of 2008 to the first quarter of 2009.  We have since hired a new marketing director whose job it is to seek new for our welders.  This marketing director will be contacting old customers and new potential customers who may be interested in purchasing our welders.  He will also seek to establish relationships with other distributors who may have contracts with the U.S. Military, as well as in other industries.  We believe that our welders continue to be a good fit for the military, and will actively seek to forge relationships with distributors and contractors who may have agreements with the U.S. Military.  In addition, we intend to diversify into other markets so that we are not dependent on a single customer or market.  We have not yet determined which markets will most benefit from our welders, or which markets to focus on.

RESULTS OF OPERATIONS FOR READY WELDER CORPORATION

THREE MONTHS ENDED MARCH 31, 2009 COMPARED TO THREE MONTHS ENDED MARCH 31, 2008.

Net Sales

For the three months ended March 31, 2008 and 2009, RWC had net sales of $453,732 and $112,631, respectively, a decrease of $341,101 or 75.2%.   These revenues come from the sale of welders. The decrease in revenues was a result of the absence of orders from Snap-On Tool Company in 2009 due to the termination of Snap-On’s contract with the United States Military.

Gross Profit

Gross profit decreased from $252,787 to $38,762, a decrease of $214,025 or by 84.7% for the three month periods ended March 31, 2008 and 2009, respectively. Such decrease is directly related to the decrease in revenues.  As a percentage of revenues, gross profit decreased from 55.7% to 34.4%.

Cost of Goods Sold

Cost of Goods Sold for the three months ended March 31, 2008 and 2009 were $200,945 and $73,869, respectively, a decrease of $127,076 or 63.2%, as a result of similar decrease in revenues. This decrease correlates to the decrease in sales.  As a percentage of gross revenues, cost of sales increased from 44.3% for the three months ended March 31, 2008 to 65.6% for the similar period in 2009.  This increase is due to the absorption of fixed manufacturing costs over a lower number of units manufactured in 2009.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses increased, with expenses of $57,945 for the three months ended March 31, 2008 and $115,641 for the three months ended March 31, 2009.  This increase in selling, general and administrative expenses is primarily a result of an increase in professional fees, most of which were incurred in connection with RWC’s audit and the filing of this Form 10 registration statement.   As a percentage of revenues, expenses increased from 12.8% to 102.7%.  This was a result of the 75.2% decrease in revenues in 2009, as described above.

Interest Income

Our interest income increased from $452 to $2,735 for the three months ended March 31, 2009 and 2009, respectively.

Interest Expense

We had interest expense of $58,397 and $53,540 for the three months ended March 31, 2008 and 2009, respectively.  Most interest payments were made on notes payable to Dr, Theodore Holstein, RWC’s president.

Net Income (Loss)

For the three months ended March 31, 2008, we had net income of $81,509, while in the three months ended March 31, 2009, we had a net loss of ($128,484), a decrease of  $209,993.  This decrease is a result of the decrease in sales and an increase in selling, general and administrative expenses.

YEAR ENDED DECEMBER 31, 2008 COMPARED TO YEAR ENDED DECEMBER 31, 2007.

Net Sales

For the years ended December 31, 2007 and 2008, RWC had revenues of $1,292,037 and $2,032,721 respectively, an increase of $740,684 or 57%. These revenues come from the sale of welders. The increase in revenues was a result of a new contract between one of our distributors, Snap-On Tool Company, and the United States Military.  This increase in revenues was due primarily to higher unit sales; prices were comparable in 2007 and 2008.

Gross Profit

Gross profit increased from $725,768 to $1,216,251, an increase of $490,483 or by 67.6% for the years ended December 31, 2007 and 2008, respectively. Such increase is due to higher sales volume in 2008 (both in units and dollars) and higher margins in 2008 (gross profit percentage increased from 56.2% to 59.8%).

Cost of Sales

Cost of Sales for the years ended December 31, 2007 and 2008 were $566,269 and $816,470 respectively, an increase of $250,201 or 44.2%, as a result of similar increase in revenues. As a percentage of gross revenues, cost of sales decreased from 43.8% in 2007 to 40.2% in 2008. This decrease is due to the absorption of fixed manufacturing costs over a higher number of units manufactured in 2008.  .

Selling, General and Administrative Expenses

Selling, General and Administrative expenses increased, with expenses of $184,311 for the year ended December 31, 2007, and $323,557 for the year ended December 31, 2008. This increase in selling, general and administrative expenses is a result of higher sales and higher professional fees in 2008 as a result of RWC’s private placement offering of common stock and RWC’s filing of a registration statement with the Securities and Exchange Commission (“SEC”). As a percentage of revenues, expenses increased from 14.3% in 2007 to 15.9% in 2008. This increase is due to higher professional fees in 2008.

Interest Income

Our interest income increased from 0 in 2007 to $4,573 in 2008, an increase of $4,573 due to the investing of excess funds in 2008 in interest bearing bank accounts and securities.

Interest Expense

In 2007, we had interest expense of $172,291, and in 2008 we had interest expenses of $190,907. This increase of $18,616 or 10.8% is due to higher average margin account balances (relating to RWC’s brokerage account) in 2008.

Loss on Marketable Equity Securities

We had a loss on marketable securities of $104,460 and $167,532 in 2007 and 2008, respectively. This increased loss of $63,072 or 60.4% is a result of higher equity investment activity and worse performance in 2008.  Effective September 30, 2008, RWC ceased investing in equity securities.

Income Taxes

In 2007 we had no provision for income taxes, and in 2008 we provided $74,746 in income taxes. This increase of $74,746 is due primarily to California income taxes incurred in 2008 as a result of California’s suspension of the net operating loss carryrforward deduction in 2008.

Net Income (Loss)

For the year ended December 31, 2007, net income was $264,706 and for the year ended December 31, 2008, the company had net income of $464,082, an increase of $199,376. This increase in net income is a result of the increase in sales.

Liquidity and Capital Resources

We had an accumulated deficit at December 31, 2007 of $1,729,304 and $1,265,222 as of December 31, 2008.

At December 31, 2008, our liabilities consisted mainly of the following: $6,631 for accounts payable, $75,292 for accrued expenses payable, and a note totaling $2,017,273 due to the company's majority stockholder. $1,975,000 of this debt was converted in the second quarter of 2009.

At March 31, 2009, we had $278,354 in cash, which we believe will satisfy our cash requirements for the next twelve months. We do not anticipate having to raise additional funds in the next twelve months.

Since the United States is currently in the midst of an economic recession, we anticipate that this will adversely affect our liquidity and capital resources. In 2008, 78% of our revenues resulted from two contracts between one of our distributors, Snap-On Tool Company, and the United States Military.

At December 31, 2008, we had no material commitments for capital expenditures.

Although we have considered, and continue to consider, the acquisition of or merger with a foundry or another welder manufacturer, we do not have any current plans to purchase a plant or equipment, to sell our plant or equipment, or to merge with or acquire another company.

We currently have 4 full time employees and 2 part time employees. We do not foresee a significant increase or decrease in the number of employees.

Off Balance Sheet Arrangements

RWC has no significant off balance sheet arrangements.

Inflation

We do not believe that inflation has had a significant impact on our consolidated results of operations or financial condition.

ITEM 3.                      PROPERTIES

RWC's warehouse and manufacturing facilities are located at 911 East G Street, Wilmington, California 90744. The premises, totaling 3,000 square feet, are rented on a yearly basis. Monthly rent is $3,000 with a renewal option. Our corporate offices are located at 2259 Warmouth, San Pedro, California 90732. Our corporate offices are owned by Dr. Theodore Holstein, RWC’s president and majority shareholder.  RWC does not pay Dr. Holstein any rent for the use of these offices.

ITEM 4.                      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The name, address and stock ownership of each person or group of persons known by us to own beneficially more than five percent (5%) of the outstanding shares of our common stock as of June 30 , 2009 and our executive officers and directors, including all our executive officers and directors as a group follows:

Names and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	% of Class (1)

Dr. Theodore Holstein(2) 2259 Warmouth San Pedro, California 90732	Common	7,000,000	93.2%

Dr. Theodore Holstein(2) 2259 Warmouth San Pedro, California 90732	Class A Preferred(5)	850,000	100%

Theodore R. Holstein(3) 2259 Warmouth San Pedro, California 90732	Common	250,000	3.3%

Karen M. Leavitt(4) 15950 Winona Street Victorville, California 92395	Common	250,000	3.3%

All officers and directors of the company as a group (3) persons		7,500,000	99.9%

1.	Based on a total of 7,510,400 shares outstanding.
2.	Dr. Holstein is President and Chief Executive Officer of RWC. He is the father of Theodore R. Holstein and Karen Leavitt, directors of RWC.
3.	Theodore R. Holstein, a director of RWC, is the son of Dr. Theodore Holstein, President and CEO, and brother of Karen Leavitt, a director.
4.	Karen Leavitt, a director of RWC is the daughter of Dr. Theodore Holstein, President and CEO of RWC, and sister of Theodore R. Holstein, a director of RWC.
5.	Each share of Class A Preferred stock is entitled to 10 votes per share.

ITEM 5.	DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Our Board of Directors and Executive Officers and their respective ages as of June 30 , 2009 are set forth in the table below. Each of the directors of RWC will serve until the next annual meeting of shareholders or until his successor is elected and qualified.

Also provided is a brief description of the business experience of each director and executive officer and the key personnel during the past three years and an indication of directorships (if any) held by each director in other companies subject to reporting requirements under the Federal securities law.

NAME	AGE	POSITION
Dr. Theodore Holstein	97	President, Chief Executive Officer, Director
Theodore R. Holstein	61	Director
Karen M. Leavitt	65	Secretary, Director

Biographies

Dr. Theodore Holstein has been President, Chief Executive Officer and a director of RWC since its inception. He is the founder of RWC.  He is the father of Theodore R. Holstein, director of the Company, and of Karen M. Leavitt, Secretary and a director of the Company.

Theodore R. Holstein has served as RWC's director since February 2005. Since 1990, Mr. Holstein has owned Castle Entertainment, a restorer of antique collectibles located in San Pedro California. Mr. Holstein is a graduate of the University of California.  He is the son of Dr. Theodore Holstein, the Company’s President and Chief Executive Officer, and the brother of Karen M. Leavitt, RWC's Secretary and a director.

Karen M. Leavitt has been Secretary and a director of RWC since July 2003. She has been a medical stenographer since 2003. She is the daughter of Dr. Theodore Holstein, Chairman, chief Executive Officer and President of RWC, and the sister of Theodore R. Holstein, a director of RWC.

In 2008, we held three board of directors meetings. All directors attended 100% of all board meetings. All directors attended the 2008 annual meeting. Currently, RWC does not have standing audit, nominating or compensation committees.

ITEM 6.                      EXECUTIVE COMPENSATION

Directors' Compensation

Directors are reimbursed for the expenses they actually incur in attending board meetings. They are not paid any director fees.

Executive Compensation

The following is a chart of compensation paid to all executive officers of RWC.

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation		All Other Compensation ($)
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Awards
					Restricted Stock Award(s) ($)	Securities Underlying Options/SARs ($)

Dr. Theodore	2006	$0		$106,420.62(1)			$106,420.62
Holstein, CEO,	2007	$0		$170,899.42(1)			$170,899.42
President	2008	$0		$185,311.00 (1)			$185,311.00

Karen M. Leavitt,	2006	$0
Secretary	2007	$0
	2008	$0
1.	Payments represent interest on notes payable to Dr. Holstein at 8% per annum.

We have not paid our executive officers compensation because we are interested in building a solid company.  Executive officers have agreed to work without pay until at least August 2009.  The terms of any future employment agreements have not yet been determined.  Currently, RWC does not have employment agreements with any of its executive officers.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Between 1997 and 2005, Dr. Theodore Holstein, the President and Chief Executive Officer of RWC, lent RWC $2,180,918.78. Most of this debt was converted to equity in April 2009. Dr. Holstein's debt was converted as follows: (a) $1,125,000 of debt was converted into RWC common stock at $0.25 per share for a total of 4,500,000 shares; and (b) $850,000 was converted into 850,000 shares of Class A Preferred stock at $1.00 per share. Each share of Class A Preferred Stock is entitled to ten votes. This conversion rate of the common stock is less than the purchase price of $0.50 per share paid by investors in RWC's 2008 private placement. RWC raised a total of $10,400 in that private placement offering. A total of 34 investors participated in the private placement offering. As of June 12, 2009 the principal amount due to Dr. Holstein is $11,85 4 .  This loan accrues interest at the rate of 8%.

The three directors of RWC are Dr. Theodore Holstein, Theodore R. Holstein and Karen M. Leavitt. None of these directors are independent.

ITEM 8.                      LEGAL PROCEEDINGS

There is no litigation pending or threatened by or against RWC.

ITEM 9.                      MARKET PRICE OF AND DIVIDENDS OF THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

RWC's securities are not currently traded on any exchange or market. There are currently 37 shareholders of RWC common stock. We have not yet issued any dividends and do not plan to issue dividends at any time in the near future. We intend to apply for listing of our common stock on the Over-the-Counter Bulletin Board. Management intends to look for merger or acquisition candidates in the near future and we believe that freely trading securities will make RWC more attractive to potential merger or acquisition candidates. We also believe that the issuance of RWC shares to a potential merger or acquisition candidate will allow us to use less cash in the consummation of such transaction(s).

ITEM 10.                      RECENT SALES OF UNREGISTERED SECURITIES

In 1997, RWC issued 1,500 shares to its founders for a total of $54,504. In May 2008 the Company amended its certificate of incorporation to increase the number of authorized common shares from 1,500 no par value to 40,000,000 shares of common stock at $0.0001 par value and 10,000,000 shares of preferred stock at $0.0001 par value. On July 1, 2008, RWC authorized a 2,000 for one forward stock split. Between August 1, 2008 and January 31, 2009, RWC sold 10,400 shares of RWC common stock to 34 investors at $0.50 per share for a total amount of $5,200. RWC relied upon Section 4(2) and Rule 505 under the Securities Act of 1933 in these offerings.

The shares were offered to friends and associates of RWC management. There was no general solicitation or advertising and no placement agent or underwriting fees were paid. No placement agents or underwriters were involved in this offering.

In April 2009, Dr. Holstein converted debt owed him by the company as follows:

1.	$1,125,000 converted into common shares of RWC at $0.25 per share for a total of 4,500,000 common shares;
2.	$850,000 converted into 850,000 shares of Preferred stock of RWC at $1.00 per share. Each Preferred share is entitled to ten votes.

ITEM 11.                      DESCRIPTION OF REGISTRANTS SECURITIES TO BE REGISTERED

The authorized capital stock of RWC consists of 40,000,000 (Forty Million) shares of common stock, par value $0.0001 per share, of which there were 7,510,400 issued and outstanding as of June 30 , 2009 and 10,000,000 (Ten Million) shares of preferred stock, par value $0.0001 per share, of which 850,000 shares have been issued. The following statements relating to the capital stock set forth the material terms of the securities of RWC; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the certificate of incorporation and the by-laws, copies of which are filed as exhibits to this registration statement.

 COMMON STOCK

Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Election of directors shall be decided by a plurality vote; all other matters shall be decided by a majority vote. Holders of common stock do not have cumulative voting rights.  Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of RWC, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities.  All of the outstanding shares of common stock are fully paid and non-assessable.

Holders of common stock have no preemptive rights to purchase the common stock of RWC. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of Delaware, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders.  Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights.  Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of RWC without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal.  For instance, the issuance of a series of preferred stock might impede a stock acquisition by including class voting rights that would enable the holder to block such a transaction, or facilitate a stock acquisition by including voting rights that would provide a required percentage vote of the stockholders.  In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock.  Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of RWC, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock.  The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or otherwise.

Currently there are 850,000 of Class A Preferred shares outstanding. Each share of Class A Preferred shares is entitled to ten votes. All 850,000 shares of our Class A Preferred Shares are held by our President, Dr. Theodore Holstein.

DIVIDENDS

Dividends, if any, will be contingent upon RWC’s revenues and earnings, if any, capital requirements and financial conditions.  The payment of dividends, if any, will be within the discretion of RWC’s Board of Directors.  RWC presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends in the near future.

TRANSFER AGENT

It is anticipated that Standard Registrar & Transfer Co. Inc., will act as transfer agent for the common stock of RWC.

ITEM 12.                      INDEMNIFICATION OF DIRECTORS AND OFFICERS

RWC shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Delaware, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he is or was a director or officer of RWC, or served any other enterprise as director or officer at the request of RWC.

Section 145 of the General Corporation Law of the State of Delaware provides that a certificate of incorporation may contain a provision eliminating the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 (relating to liability for unauthorized acquisitions or redemptions of, or dividends on, capital stock) of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit.  RWC’s certificate of incorporation contains such a provision.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

ITEM 13.                      FINANCIAL STATEMENTS

Set forth below are the audited financial statements for RWC for the years ended December 31, 2008 and 2007, and unaudited financial statements for the three months ended March 31, 2008 and 2009. These financial statements are attached to this report and filed as a part thereof.

READY WELDER CORPORATION
Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Financial Statements:

Balance Sheets as of March 31, 2009 (unaudited), December 31, 2008	F-3
and 2007

Statements of Operations for the three months ended March 31, 2009	F-4
and 2008 (unaudited) and for the years ended December 31, 2008 and 2007

Statements of Changes in Stockholders’ Equity (Deficiency) for the years ended	F-5
December 31, 2008 and 2007 and for the three months ended March 31, 2009
(unaudited)

Statements of Cash Flows for the three months ended March 31, 2009	F-6
and 2008 (unaudited) and for the years ended December 31, 2008 and 2007

Notes to Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Ready Welder Corporation

I have audited the accompanying balance sheets of Ready Welder Corporation (the “Company”) as of December 31, 2008 and 2007 and the related statements of operations, changes in stockholders’ equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ready Welder Corporation as of December 31, 2008 and 2007,  and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

/s/ Michael T. Studer CPA P.C.

Freeport, New York
April 8, 2009

READY WELDER CORPORATION
Balance Sheets

	March 31,	December 31,
	2009	2008	2007
Assets	(Unaudited)
Current assets:
Cash and cash equivalents	$278,354	$421,596	$12,236
Marketable equity securities	-	-	215,501
Accounts receivable, net of allowance for doubtful
accounts of $500, $500, and $500, respectively	41,448	19,245	254,311
Inventory	367,666	365,914	144,103
Note receivable from related party	-	25,000	-
Prepaid expenses	3,035	3,900	5,918

Total current assets	690,503	835,655	632,069

Property and equipment, net	25,682	26,827	38,310

Other assets:
Patent costs, net	26,871	27,746	30,928
Deposits	2,900	2,900	-

Total other assets	29,771	30,646	30,928

Total assets	$745,956	$893,128	$701,307

Liabilities and Stockholders' Equity (Deficiency)
Current liabilities:
Debt	$-	$-	$117,767
Note payable to related party	1,986,854	2,017,273	2,213,807
Accounts payable	20,934	6,631	17,542
Accrued expenses payable	72,170	75,292	26,991

Total current liabilities	2,079,958	2,099,196	2,376,107

Other liabilities	-	-	-

Total liabilities	2,079,958	2,099,196	2,376,107

Stockholders' equity (deficiency):
Preferred stock, $.0001 par value; authorized
10,000,000 shares, issued and outstanding 0 shares	-	-	-
Common stock, $.0001 par value; authorized
40,000,000 shares, issued and outstanding 3,010,400,
3,009,300 and 3,000,000 shares, respectively	301	301	300
Additional paid-in capital	59,403	58,853	54,204
Deficit	(1,393,706)	(1,265,222)	(1,729,304)

Total stockholders' equity (deficiency)	(1,334,002)	(1,206,068)	(1,674,800)

Total liabilities and stockholders' equity (deficiency)	$745,956	$893,128	$701,307

See notes to financial statements.

READY WELDER CORPORATION
Statements of Operations

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)

Net sales	$112,631	$453,732	$2,032,721	$1,292,037

Cost of sales	73,869	200,945	816,470	566,269

Gross profit	38,762	252,787	1,216,251	725,768

Selling, general and administrative
expenses	115,641	57,945	323,557	184,311

Income (loss) from operations	(76,879)	194,842	892,694	541,457

Interest income	2,735	452	4,573	-
Interest expense	(53,540)	(58,397)	(190,907)	(172,291)
Gain (loss) on marketable equity securities	-	(49,388)	(167,532)	(104,460)

Income (loss) before income taxes	(127,684)	87,509	538,828	264,706

Income taxes (benefit)	800	6,000	74,746	-

Net income (loss)	$(128,484)	$81,509	$464,082	$264,706

Net income (loss) per share -
basic and diluted	$(0.04)	$0.03	$0.15	$0.09

Weighted average number of shares
outstanding - basic and diluted	3,010,217	3,000,000	3,002,308	3,000,000

See notes to financial statements.

READY WELDER CORPORATION
Statements of Changes in Stockholders' Equity (Deficiency)

					Total
	Common Stock,		Additional		Stockholders'
	$.0001 par value		Paid-in		Equity
	Shares	Amount	Capital	Deficit	(Deficiency)

Balances, December 31, 2006	3,000,000	$300	$54,204	$(1,994,010)	$(1,939,506)

Net income (loss)	-	-	-	264,706	264,706

Balances, December 31, 2007	3,000,000	300	54,204	(1,729,304)	(1,674,800)

Sales of shares in
private placement	9,300	1	4,649	-	4,650

Net income (loss)	-	-	-	464,082	464,082

Balances, December 31, 2008	3,009,300	301	58,853	(1,265,222)	(1,206,068)

Unaudited:

Sales of shares in
private placement	1,100	-	550	-	550

Net income (loss)	-	-	-	(128,484)	(128,484)

Balances, March 31, 2009	3,010,400	$301	$59,403	$(1,393,706)	$(1,334,002)

See notes to financial statements.

READY WELDER CORPORATION
Statements of Cash Flows

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(128,484)	$81,509	$464,082	$264,706
Adjustments to reconcile net income
(loss) to net cash provided by
(used in) operating activities:
Depreciation and amortization	3,045	5,383	24,325	15,446
Interest accrued into note payable
to related party	-	-	-	32,889
Changes in operating assets and liabilities:
Marketable equity securities	-	(109,002)	(254,134)	(215,501)
Accounts receivable, net	(22,203)	(16,429)	235,066	(229,892)
Inventory	(1,752)	736	(221,811)	(12,000)
Prepaid expenses and deposits	865	2,845	(882)	(2,565)
Accounts payable	14,303	24,740	(10,911)	6,695
Accrued expenses payable	(3,122)	6,762	48,301	(720)

Net cash provided by (used in)
operating activities	(137,348)	(3,456)	284,036	(140,942)

Cash flows from investing activities:
Increase in note receivable from related party	25,000		(25,000)	-
Purchases of property and equipment	(1,025)	(3,950)	(9,339)	(105)
Additions to patent costs	-	(321)	(321)	-

Net cash provided by (used in)
investing activities	23,975	(4,271)	(34,660)	(105)

Cash flows from financing activities:
Proceeds from borrowings	-	155,286	193,086	137,766
Repayment of borrowings	(30,419)	(20,000)	(37,752)	-
Sales of shares of common stock	550	-	4,650	-

Net cash provided by (used in)
financing activities	(29,869)	135,286	159,984	137,766

Increase (decrease) in cash and
cash equivalents	(143,242)	127,559	409,360	(3,281)

Cash and cash equivalents,
beginning of period	421,596	12,236	12,236	15,517

Cash and cash equivalents
end of period	$278,354	$139,795	$421,596	$12,236

Supplemental disclosures of
cash flow information:

Interest paid	$224,754	$123,843	$190,907	$139,402

Income taxes paid	$6,441	$-	$-	$-

See notes to financial statements.

READY WELDER CORPORATION
Statements of Cash Flows

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)
Noncash financing activities:

Transfer of marketable equity securities
($469,635) and the related margin
account debt ($310,853) in exchange
for $158,782 reduction to the note
payable to related party	$-	$-	$158,782	$-

See notes to financial statements.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Ready Welder Corporation (the “Company”) was incorporated in Delaware on January 7, 1997.  The Company manufactures and sells portable welder kits.

Interim Financial Information

The interim financial statements included herein as of March 31, 2009 and for the three months ended March 31, 2009 and 2008 are unaudited.  However, in the opinion of management, such information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the interim financial information.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable equity securities, accounts receivable, net, note receivable from related party, debt, note payable to related party, accounts payable, and accrued expenses payable.  The fair value of these financial instruments approximate their carrying amounts reported in the balance sheets due to the short term maturity of these instruments or based upon market quotations or quotations of instruments with similar interest rates and similar maturities.

Cash and Cash Equivalents

The Company considers all liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Marketable Equity Securities

Marketable equity securities are stated at fair value with unrealized gains and losses included in operations.  The Company has classified its marketable equity securities as trading securities.

READY WELDER CORPORATION
Notes to Financial Statements

Accounts Receivable, Net of Allowance for Doubtful Accounts

The Company extends unsecured credit to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts.  An allowance for doubtful accounts is established and recorded based on historical experience and the aging of the related accounts receivable.

Inventory

Inventory is stated at the lower of cost (first-in, first-out method) or market.  Inventory consists mostly of raw materials as the Company manufactures its welders only upon receipt of an order and orders are fulfilled in a short period of time.

Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation. Additions are capitalized and maintenance and repairs are charged to expense as incurred.  Depreciation is provided using the straight-line and declining balance methods over the estimated useful lives of the assets.

Patent Costs, Net

Patent costs are stated at cost less accumulated amortization.  The costs are being amortized over the patents’ estimated useful economic lives of 20 years using the straight-line method.

Long-Lived Assets

Property and equipment and other long-lived assets, including amortizable intangible assets, are evaluated for impairment whenever events or conditions indicate that the carrying value of an asset may not be recoverable.  If the sum of the expected undiscounted cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and carrying value of the asset or group of assets.

Revenue Recognition

Revenue from product sales is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists, (2) the price is fixed or determinable, (3) collectibility is reasonably assured, and (4) delivery has occurred.  Persuasive evidence of an arrangement and fixed price criteria are satisfied through purchase orders. Collectibility criteria is satisfied through credit approvals.  Delivery criteria is satisfied when the products are shipped to a customer and title and risk of loss pass to the customer in accordance with the terms of sale.  The Company has no obligation to accept the return of products sold other than for replacement of damaged products.  Other than quantity price discounts negotiated with customers prior to billing and delivery (which are reflected as a reduction in sales), the Company does not offer any sales incentives or other rebate arrangements to customers.

READY WELDER CORPORATION
Notes to Financial Statements

Shipping and Handling Costs

Shipping and handling costs are reported as cost of sales in the accompanying statements of operations.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the assets and liability method.  Current income taxes are provided in accordance with the laws of the respective taxing authorities.  Deferred income taxes are provided for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not more likely than not that some portion or all of the deferred tax assets will be realized.

Net Income (Loss) per Share

Basic net income (loss) per common share is computed on the basis of the weighted average   number of common shares outstanding during the period.

Diluted net income (loss) per share is computed on the basis of the weighted average number of common shares and dilutive securities (such as stock options and convertible securities) outstanding.  Dilutive securities having an anti-dilutive effect on diluted net income (loss) per share are excluded from the calculation.

Recently Issued Accounting Pronouncements

Certain accounting pronouncements have been issued by the FASB and other standard setting organizations which are not yet effective and have not yet been adopted by the Company.  The impact on the Company’s financial position and results of operations from adoption of these standards is not expected to be material.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 2 – MARKETABLE EQUITY SECURITIES

At December 31, 2007, marketable equity securities (at fair value) consisted of:

2,000 shares, Hurco Manufacturing Co. Inc. (HURC)	$87,300
400 shares, Textron Inc. (TXT)	28,520
15 call options, Baidu.com, Inc. (BIDU)	27,229
400 shares, FLIR Systems Inc. (FLIR)	12,520
2,000 shares, Building Materials Holding Corp. (BLG)	11,060
500 shares, Valueclick Inc. (VCLK)	10,950
Other	37,922

Total	$215,501

At December 31, 2007, marketable equity securities (at cost) was $308,035 and the net unrealized loss was $92,534.  For the year ended December 31, 2007, net realized losses were $12,263 and net unrealized losses were $92,534.

Effective September 30, 2008, the Company transferred its marketable equity securities ($469,635 fair value at September 30, 2008) and the related margin account debt ($310,853 at September 30, 2008) to its majority stockholder in exchange for a $158,782 reduction to the note payable balance due the majority stockholder.  For the year ended December 31, 2008, net realized losses were $260,066 and net unrealized gains were $92,534.

For the three months ended March 31, 2008 (unaudited), net realized losses were $46,552, and net unrealized losses were $2,836.

NOTE 3 – INVENTORY

Inventory consists of:
	March 31,	December 31,
	2009	2008	2007
	(Unaudited)
Raw materials	$323,492	$288,758	$144,103
Finished goods	44,174	77,156	-
Total	$367,666	$365,914	$144,103

NOTE 4 – NOTE RECEIVABLE FROM RELATED PARTY

The $25,000 note receivable from related party at December 31, 2008 was due from the son of the Company’s chief executive officer.  The note, which was non-interest bearing and due December 29, 2009, was collected in the three months ended March 31, 2009 (unaudited).

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of:

	March 31,	December 31,
	2009	2008	2007
	(Unaudited)
Molds and tooling	$280,579	$279,554	$270,215
Machinery and equipment	43,756	43,756	43,756
Office equipment	39,043	39,043	39,043
Leasehold improvements	3,282	3,282	3,282

Total	366,660	365,635	356,296

Less accumulated depreciation	(340,978)	(338,808)	(317,986)

Property and equipment, net	$25,682	$26,827	$38,310

Depreciation expense for the years ended December 31, 2008 and 2007 was $20,822 and $11,966, respectively.  Depreciation expense for the three months ended March 31, 2009 and 2008 (unaudited) was $2,170 and $3,986, respectively.

NOTE 6 – PATENT COSTS

Patent costs, net consist of:
	March 31,	December 31,
	2009	2008	2007
	(Unaudited)
Patent costs	$66,990	$66,990	$66,669
Less accumulated amortization	(40,119)	(39,244)	(35,741)
Patent costs, net	$26,871	$27,746	$30,928

For the years ended December 31, 2008 and 2007, amortization expense relating to the patent costs was $3,503 and $3,480, respectively.  For the three months ended March 31, 2009 and 2008 (unaudited), amortization expense was $875 and $876, respectively. Estimated amortization expense for each of the Company’s five succeeding fiscal years ending December 31, 2013 is $3,480.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 7 – DEBT

At December 31, 2007, debt consisted of:

Due bank under $100,000 revolving credit line,
interest payable monthly at prime rate plus 3.75%,
guaranteed by the Company’s chief executive officer	$20,000
Due securities broker under margin account agreement,
interest payable monthly at variable rates, secured by
marketable equity securities	97,767

Total	$117,767

NOTE 8 – NOTE PAYABLE TO RELATED PARTY

The note payable to related party is due to the Company’s majority stockholder, a trust controlled by the Company’s chief executive officer.  The note bears interest at 8% and is due on demand or no later than December 31, 2008 (see Note 13).

NOTE 9 – STOCKHOLDERS’ EQUITY

On May 20, 2008, the Company amended its certificate of incorporation to change its authorized capital to 10,000,000 shares of preferred stock, $.0001 par value, and 40,000,000 shares of common stock, $.0001 par value.

On July 5, 2008, the Company effectuated a forward stock split of 2,000 for 1 (increasing the issued and outstanding shares of common stock from 1,500 to 3,000,000).  All references to shares and per share amounts in the accompanying financial statements have been restated to retroactively reflect this stock split.

From August to December 2008, the Company sold a total of 9,300 shares of common stock to investors at $0.50 per share for gross proceeds of $4,650.

In January 2009, the Company sold a total of 1,100 shares of common stock to investors at $0.50 per share for gross proceeds of $550.

READY WELDER CORPORATION
Notes to Financial Statements

NOTE 10 - INCOME TAXES (BENEFIT)

The provisions for income taxes consist of:

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)
Current:
Federal	$-	$-	$6,238	$-
State	800	6,000	68,508	-
Deferred	-	-	-	-

Total	$800	$6,000	$74,746	$-

The provisions for income taxes differ from the amounts computed by applying the statutory federal income tax rate to income before income taxes.  The sources and tax effects of the difference are as follows:

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007
	(Unaudited)
Expected tax at 35%	$(44,689)	$30,628	$188,590	$92,647
Expected state income taxes, net	(6,757)	4,375	26,941	13,235
Change in valuation allowance	72,427	(27,556)	(171,439)	(105,882)
Other, net	(20,181)	(1,447)	30,654	-
Provision for income taxes (benefit)	$800	$6,000	$74,746	$-

READY WELDER CORPORATION
Notes to Financial Statements

Deferred income taxes consist of:
	March 31,	December 31,
	2009	2008	2007
	(Unaudited)
Net operating loss carryforwards	$380,000	$240,000	$520,000
Capital loss carryforwards and
unrealized capital losses	120,901	120,901	41,919
Accrued interest to related party	5,524	74,124	45,592
Other	(1,051)	(2,078)	(3,125)

Total	505,374	432,947	604,386

Less valuation allowance	(505,374)	(432,947)	(604,386)
Deferred income taxes - net	$-	$-	$-

As of December 31, 2008, the Company had net operating loss carryforwards available to offset future taxable income. The federal net operating loss carryforwards total approximately $600,000 and expire in varying amounts from year 2022 to year 2026.

Based on management’s present assessment, the Company has not yet determined it to be more likely than not that a deferred tax asset of up to $432,947 attributable to the future utilization of the net operating loss carryforwards and other timing differences as of December 31, 2008 will be realized.  Accordingly, the Company has provided a 100% allowance against the deferred tax asset in the financial statements at December 31, 2008.  The Company will continue to review this valuation allowance and make adjustments as appropriate.

Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs.  Therefore, the amount available to offset future taxable income may be limited.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Rental agreement – The Company occupies its facilities in Wilmington, California under a lease agreement providing for monthly rentals of $3,000.  The lease expires October 1, 2009 and the Company has an option to extend the term for an additional two years at a mutually agreeable rental rate.  For the years ended December 31, 2008 and 2007, rent expense was $33,650 and $40,126, respectively.  For the three months ended March 31, 2009 and 2008 (unaudited), rent expense was $9,000 and $8,700, respectively.

READY WELDER CORPORATION
Notes to Financial Statements

Compensation arrangements with executive officers  –  During the periods presented, the Company had one executive officer.  This individual, who controls a trust which is the Company’s majority stockholder, was not paid or accrued any compensation during the periods presented.  The Company and this executive officer have not entered into any employment agreement or compensation arrangement.

NOTE 12 – SIGNIFICANT CUSTOMERS

In 2008 and 2007, one customer accounted for 78% and 77% of net sales, respectively.  For the three months ended March 31, 2009 and 2008 (unaudited), this customer accounted for 20% and 76%, respectively, of net sales.

For the three months ended March 31, 2009 (unaudited), there are three other customers that accounted for 48%, 15% and 13% of net sales, respectively.

For the three months ended March 31, 2008 (unaudited), there is one other customer that accounted for 12% of net sales.

NOTE 13 – SUBSEQUENT EVENT

Effective April 1, 2009, the Company issued 4,500,000 shares of its common stock and 850,000 shares of its preferred stock (each share of preferred stock is to have ten votes) to its majority stockholder in exchange for a $1,975,000 reduction of the Company’s note payable to its majority stockholder.

ITEM 14.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

RWC has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 15.	FINANCIAL STATEMENTS AND EXHIBITS

NUMBER	DESCRIPTION

(a)	Audited Financial Statements for the years ended December 31, 2008 and 2007 and unaudited financial statements for the three months ended March 31, 2009 and 2008.

(b)3(i)	Certificate of Incorporation (1)

3(i)(a)	Amendment to Certificate of Incorporation (1)

3(ii)	By-Laws (1)

4	Specimen stock certificate (1)
10.1	Distribution Agreement with Lodestar (2)
10.2	Promissory Note between RWC and Dr. Theodore Holstein dated December 31, 2006 (2)
10.3	Promissory Note between RWC and Dr. Theodore Holstein dated December 31, 2007 (2)
________________________
(1) Incorporated by reference. Previously filed with Form 10 on April 17, 2009.
(2) Incorporated by reference. Previously filed with Form 10 Amendment No.1 on June 17, 2009.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

READY WELDER CORPORATION

DATE: July 10, 2009	By:	/s/ Theodore Holstein
Theodore Holstein, M.D., President